Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of January 30, 2023, by and among Phoenix Biotech Sponsor, LLC and Chris Ehrlich (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of shares of Class A common stock, $0.0001 par value, of Phoenix Biotech Acquisition Corp. relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Dated: January 31, 2023	PHOENIX BIOTECH SPONSOR, LLC

/s/ Chris Ehrlich
Name: Chris Ehrlich
Title: Manager
Dated: January 31, 2023
/s/ Chris Ehrlich
Chris Ehrlich